September 7, 2009

Mr. Rufus Decker
Accounting Branch Chief,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, DC 20549,
USA.

Dear Mr. Decker,

Thank you for your letter dated August 25, 2009 setting forth additional comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2008 (the “2008 Form 20-F”) (File Number 001-32846) of CRH plc (“CRH” or the “Company”).

To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comments from the Staff’s comment letter in italicized text, and have provided our response immediately following each comment.

Form 20-F for Fiscal Year Ended December 31, 2008

General

1      Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.

Response:

           We will comply with the Staff’s comment.

Operating and Financial Review and Prospects, page 27
Critical Accounting Policies, page 51
Pension and Other Post-Retirement Benefits, page 53

2.      We have read your response to comment eight from our letter dated July 2, 2009. Paragraph 106 of IAS 19 states that the expected return on plan assets is based on market expectations, at the beginning of the period, for returns over the entire life of the related obligation. The expected return on plan assets reflects changes in the fair value of plan assets held during the period as a result of actual contributions paid into the fund and actual benefits paid out of the fund. Your response indicates that in estimating the expected returns on equities you considered the magnitude of the decline in equity values internationally and the expectation that these levels would not be representative of expected market values in the long-term. Your response also indicates that the expected returns on equities assumption for the 2009 financial year has been arrived at through application of a higher equity risk premium over treasuries/sovereign gilts/government bonds in the various currency zones than would have been the case historically. In this regard, please address the following:

·        Please help us better understand how you arrived at the expected returns on equities as of December 31, 2008 and December 31, 2007. Please provide us with a summary of the analysis you performed as of each of these dates and specifically explain how your consideration of each of the above factors led to your use of these returns. Please also specifically address how your consideration of these factors led to a one percentage point increase in the expected returns on equities for all four jurisdictions from December 31, 2007 to December 31, 2008;

·        Please help us better understand the equity risk premiums applied over treasuries/sovereign gilts/government bonds in the various currency zones. Please tell us how you arrived at these equity risk premiums as of December 31, 2007 and December 31, 2008 and your basis for any changes; and

·       Please expand your disclosures to discuss the expected impact of the significant decrease in the funded status of your plans and the substantial reduction in the percentage of  your plan assets invested in equity securities on your future determination of net periodic pension costs and future pension contributions.

Response:

Expected returns on equities

(a)     We note the Staff’s request for help in better understanding the methodology employed in establishing the expected returns on equities at year-end 2008 and year-end 2007 and for the analysis performed in arriving at the rates disclosed in the 2008 Form 20-F. In this regard, we wish to emphasize that there is no uniquely correct way to derive what are uncertain future returns on equities and that this exercise was further complicated at year-end 2008 by virtue of financial market dislocation. As in previous years, the expected rates of return on equities,  as stated on page F-65 of the 2008 Form 20-F, and the appropriate equity risk premiums to be applied in this analysis, were determined in conjunction with the Group’s actuaries.

(b)     Over the last several years, the expected return on equities assumed by CRH has varied from 7.5% in 2005 to 9% in 2002, the latter being a year of material attrition in equity market values akin to 2008. CRH’s underlying view is that, on average, the expected return on equities (net of expenses and with Switzerland treated separately for the reason referred to in paragraph (e) below) would be in the order of 8% per annum, broadly equating to a bond yield of 4.5% and an equity risk premium of 3.5%. As disclosed on page F-65 of the 2008
Form 20-F, this 8% rate was applied at year-end 2007. The assumption used in each year has been adjusted to allow for relative equity market valuations with the implied equity risk premium varying based on the actual bond yield at the time.

(c)     Paragraph 106 of IAS 19 Employee Benefits requires that the return assumptions made take account of market expectations, at the beginning of the relevant period, over the entire life of the related obligation. As stated in our previous response to the Staff’s comment, the equity return assumptions to be applied in the 2009 financial year took cognizance of the scale of the decline in equity markets during 2008 (which approximated 40%, on average) and our anticipation that (i) the prevailing equity values would not be representative of expected average levels over the time horizon of the related liabilities; and (ii) that government bond yields were at historical lows and were accordingly not sustainable. As a result, our underlying assumption was that a recovery in market values from an historically low base in 2008 would lead to an increase in the long-term average expected rates of return; this underlying assumption is reflected in the increases of one percentage point in our equity return assumptions across each of the four currency zones presented on page F-65 of the 2008 Form 20-F.

(d)     It is worthy of note that correction of the 40% decline in equity values in 2008 (i.e. restoration of those values to the year-end 2007 level) over the expected duration of the liabilities
(which exceed 20 years) would imply an average annual return of circa 3% over this time period; although CRH was of the view that a correction would materialize over this protracted term, we restricted, in our assumptions, the expected additional return to 1% per annum cognizant of the items listed in paragraph (e) below and the fact that equity risk premiums were at historically high levels at year-end 2008. To the extent that the recovery in equity market valuations experienced to date in 2009 is maintained for the remainder of this year, the assumed rates of return on equities for disclosure in the 2009 Form 20-F would decline from the levels reported at year-end 2008. In addition, as stated in the previous response, despite the aforementioned increases of one percentage point in each of the four currency zones, the absolute expected return on scheme assets in the 2009 financial year is, given the material reduction in equity values at year-end 2008 versus year-end 2007, expected to decline by approximately €30 million compared with the prior year return of €113 million; this lower return corresponds to a weighted average expected return of approximately 6% across all asset classes and this level is consistent with 2008.

Equity risk premiums in different currency zones

(e)     With reference to the eurozone, Britain and Northern Ireland and the United States, the equity risk premium to be applied over and above the relevant government bond yields was arrived at through evaluation of a number of indicators including prevailing equity market valuations and conditions, corporate earnings expectations, estimates of long-term economic growth and inflation (including related differentials) and perceptions as to the point in time in the respective economic cycles. The assumption of a 9% expected rate of return across these three currency zones reflects the fact that the relevant pension schemes hold highly diversified and globally-invested share portfolios. A similar approach was employed in relation to the Group’s defined benefit pension schemes in Switzerland with the overall expected return on equities being reduced to take account of the low interest rate (and bond yield) environment in that country. In summary, the change in equity returns from year-end 2007 to year-end 2008 was, in large part, driven by the fundamental change in worldwide economic circumstances during 2008 in combination with the very significant decline in equity market values.

Expected impact of decrease in funded status of plans

(f)     In relation to the defined benefit pension schemes in operation in the Republic of Ireland and Britain and Northern Ireland, which collectively accounted for approximately 60% of reported assets and liabilities at year-end 2008, future pension contributions for each such pension scheme are determined by a separate triennial actuarial valuation exercise for funding purposes (as referred to in Note 28 under the heading “Actuarial valuations – funding requirements”), rather than the annual IAS 19 valuations. For this reason, “funded status” is not analogous to the IAS 19 accounting deficit and declines in equity securities and other asset values are only of relevance from a funding perspective when such declines are factored into the respective funding valuations. As disclosed on page F-70 of the 2008 Form 20-F, anticipated employer contributions payable in the 2009 financial year (expressed using average exchange rates for 2008) amount to €55 million in aggregate. The actual contributions paid in the 2008 financial year amounted to €59 million.

(g)     In future filings, we will expand the disclosures as requested in the third bullet point of the Staff’s comment to reflect any anticipated material changes in the various components of the net periodic pension cost, including those stemming from the reduction in equity securities values at year-end 2008. In the 2009 Form 20-F, we will continue to provide the disclosure contained on page F-70 of the 2008 Form 20-F in relation to anticipated employer contributions payable in the 2010 financial year and will explain the linkage between that figure and the prior year comparative and the increase or decrease in funded status.

Item 15 – Controls and Procedures, page 96
Management’s Report on Internal Control Over Financial Reporting, page 96

3.      We have read your response to comment 10 from our letter dated July 2, 2009. However, it appears that neither your current nor your proposed future disclosure completely encompasses all of the elements of Rules [13]a-15(f) or 15d-15(f) of the Exchange Act. Please advise.

Response:

It is our intention to provide disclosure which encompasses all of the elements of Rule 13a-15(f). In future filings, we propose to replace the first paragraph of the section entitled “Item 15—Controls and Procedures—Management’s Report on Internal Control over Financial Reporting” with the following:

In accordance with the requirements of section 404 of the Sarbanes-Oxley Act 2002, the following report is provided by management in respect of the Company’s internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)      Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)     Provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)     Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Consolidated Financial Statements.

* * *

In some of our responses, we have agreed to change or supplement the disclosures in our future filings. We are doing that in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,

By: _/s/ Glenn A. Culpepper

Glenn A. Culpepper

Finance Director

Cc     :Era Anagnosti, Attorney
Craig Slivka, Special Counsel
George K. Schuler, Mining Engineer
Ernest Green, Staff Accountant
Nudrat Salik, Staff Accountant
(Securities and Exchange Commission)

Kathryn A. Campbell
(Sullivan & Cromwell LLP)
Pat O’Neill
(Ernst & Young)